August 19, 2025

ChiPing Cheung
Chief Executive Officer
Aureus Greenway Holdings Inc
2995 Remington Boulevard
Kissimmee, Florida 34744

        Re: Aureus Greenway Holdings Inc
            Registration Statement on Form S-1
            Filed August 4, 2025
            File No. 333-289229
Dear ChiPing Cheung:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Risk Factors
Risks Related to this Offering by the Selling Stockholders
Sales of a substantial number of our securities in the public market by the selling stockholder..., page 10

1. You state that "[t]he selling stockholders can sell, under this prospectus, up to
       92,045,975 shares of common stock, constituting approximately 86.3% of our outstanding shares of common stock (assuming and after giving effect to the exercise of the pre-funded warrant shares, the common warrant shares A and common warrant shares B, and placement agent warrants), as of July 31, 2025." Please revise to state what percentage of your outstanding shares of common stock the resale shares represent, and what percentage of your public float the resale shares represent, in each case without giving effect to the exercise of the pre-funded warrant shares, the
 August 19, 2025
Page 2

       common warrant shares A and common warrant shares B, and placement agent warrants. Revise to include similar disclosure in the risk factor on page 27 as well.
Certain existing stockholders, including the selling stockholders, purchased or may purchase..., page 10

2. We note your disclosure that the selling stockholders "may" experience a positive rate of return. We also note the selling stockholders paid $0.87 for one share of common stock (or pre-funded warrant in lieu thereof), one common warrant A, and one common warrant B, with exercise prices of $1.00 and $1.25, respectively. Given your recent trading prices, it appears likely that the selling stockholders will be able to purchase the Company's common stock at a significant discount. Please revise this risk factor to more accurately address this risk.
General

3. Please provide us with a detailed legal analysis as to why the resale transaction contemplated by the registration statement should not be categorized as an indirect primary offering. In this regard, we note that:
           the Private Placement, under which the securities subject to resale and related transactions were issued and sold to the selling stockholders, closed on July
           25, 2025;
           you are registering for resale of up to 92,045,975 shares of common stock, while you only had 14,608,988 shares of common stock outstanding, the majority of which are owned by directors, officers, and/or related parties, as of August 1,
           2025; and
           one selling stockholder, American Ventures LLC, Series XVI AGH, holds up to
           89,655,171 out of 92,045,975 of the shares being registered for resale.

       In your response, please also describe the relationship between the Company and
       American Ventures and whether American Ventures is involved in the business of underwriting securities. If the selling stockholders are engaged in an indirect primary offering, revise to identify them as underwriters in the prospectus and to set a fixed price for this offering. For guidance, please refer to Question 612.09 of our Securities
       Act Rule Compliance and Disclosure Interpretations.
 August 19, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eddie Kim at 202-551-8713 or Taylor Beech at 202-551-4515 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   William S. Rosenstadt